Exhibit 99.1

People Incorporated

June 1, 2026

Board of Directors

c/o Paul Salem, Chairman of the Board

William Hornbuckle, Chief Executive Officer & President
MGM Resorts International

3600 Las Vegas Boulevard South,

Las Vegas, Nevada 89109

Dear Members of the Board of Directors:

People Incorporated (f/k/a IAC) began investing in MGM in 2020, based on our view that it represents a durable growth business not easily displaced by technology.

We believe that MGM’s assets and businesses are not currently realizing their full potential in the public markets and that it will be difficult to correct this situation in MGM’s current form as a public company. Accordingly, we would like to work with MGM to agree on a transaction in which our company and other investors provide MGM’s public shareholders with an attractive premium in cash for their interest in MGM, and MGM would become a private company. People Incorporated is accordingly submitting a non-binding proposal to acquire all of the outstanding shares of common stock of MGM not already owned by IAC, for 100% cash consideration of $48.30 per share. This proposal represents a premium of 24.1% to the volume-weighted average price of MGM common stock for the 30 trading days ending on May 29, 2026, a more than 30% premium to the volume-weighted average price for the 90 trading days ending on the same date, and a 10.6% premium to the most recent closing price.

People Incorporated will be a good steward for MGM’s assets, given our large stake in the business today and our deep familiarity with the business. MGM shareholders will receive attractive value for their shares, fully de-risking their investment at a compelling return.

Our proposal is subject to customary conditions, including the negotiation and execution of a mutually satisfactory binding agreement. Given our substantial knowledge of MGM, we expect that we can complete our confirmatory due diligence quickly, in parallel with negotiation of the definitive transaction agreements and finalizing required financing, and reach a prompt signing.

We can deliver a highly certain transaction. The transaction would not be subject to any financing condition, and we are confident in our ability to fund the purchase price while maintaining prudent leverage, based on existing cash on hand at People Incorporated and MGM and preliminary conversations with other potential equity investors and financing sources. The transaction would be subject to limited competition approvals and applicable gaming regulatory approvals, and we would work closely with MGM in obtaining those approvals.

We expect that People Incorporated would own just over a majority of the post-closing equity in MGM, and would have control over the business, with minority ownership by other investors (who may include some current MGM shareholders). We expect MGM’s current management team would continue to lead the business and would seek to discuss suitable terms with the relevant individuals at the appropriate point in the process.

We fully recognize that the MGM board will need to consider this transaction under the appropriate Delaware procedures, and of course I will recuse myself from any deliberations of the MGM Board regarding this transaction or any alternative. We wish to confirm to you that People Incorporated has no intention to sell our existing ownership stake in MGM, or to pursue or vote in favor of any merger or other similar extraordinary transaction that would result in a change in control to another party or dilute in any meaningful respect our economic and voting interest in MGM.

This letter is a non-binding expression of interest only, and People Incorporated reserves the right to withdraw or modify the proposal at any time, or to terminate discussions and negotiations at any time in our sole discretion. No legal obligation with respect to our proposal or any other matter will arise unless and until we have executed definitive transaction documentation with MGM. People Incorporated intends to promptly file an amended Schedule 13D reflecting the submission of this proposal.

We are prepared to work expeditiously to agree to a definitive transaction.

Sincerely,

Barry Diller